UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For July 27, 2009

PATNI COMPUTER SYSTEMS LIMITED

Akruti Softech Park , MIDC Cross Road No 21,
Andheri (E) , Mumbai - 400 093, India

 (Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with Rule 12g3-2(b):

Sub: Resignation of Director

We wish to inform you that Mr. Arun Maira, Independent Director on our Board, has resigned as a member of the Board of Directors of the Company w.e.f. 22 July 2009. Mr. Maira is joining the Planning Commission as a member which is chaired by the Hon’ble Prime Minister Dr. Manmohan Singh.  Mr. Maira has accepted this honored position as an opportunity to serve the country.

The Board has placed on record its deep sense of appreciation for the services rendered by Mr. Maira as an Independent Directors on the Board.

Kindly take the same on record.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PATNI COMPUTER SYSTEMS LIMITED

Dated: July 27, 2009	By:	/s/ ARUN KANAKAL
Arun Kanakal
Company Secretary